Filed by Vidara Therapeutics International Limited

Pursuant to Rule 425 under The Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Horizon Pharma, Inc.

Commission File Number: 001-35238

Date: March 19, 2014

(This filing does not incorporate any information

from the websites of Horizon Pharma, Inc. or

Vidara Therapeutics International Limited)

Horizon Pharma to Acquire Vidara Therapeutics International Ltd. and Become Horizon Pharma plc

— Accelerates Horizon’s transformation to a profitable specialty pharma company —

— Expected pro forma combined, full year 2014 revenues of $250 to $265 million and EBITDA(1) of $65 to $75 million —

— Vidara recorded $58.9 million of ACTIMMUNE® net sales in 2013 —

— Tax efficient corporate structure enhances Horizon’s organic growth and acquisition strategy —

— Conference call today at 8 AM ET to discuss transaction —

DEERFIELD, Ill. and DUBLIN, Ireland – March 19, 2014 – Horizon Pharma, Inc. (NASDAQ: HZNP) and Vidara Therapeutics International Ltd. (Vidara) today announced they have entered into a definitive agreement under which Horizon Pharma will acquire Vidara through a reverse merger for stock and cash valued at approximately $660 million. Horizon Pharma plc will be the name of the resulting company. Horizon Pharma plc will be organized under the laws of Ireland with a portfolio of four products marketed primarily in the United States. The proposed transaction has been unanimously approved by both companies’ boards of directors. Pursuant to the agreement, Vidara will combine with Horizon Pharma, Inc. with approximately 74 percent of Horizon Pharma plc’s ordinary shares to be exchanged for Horizon Pharma, Inc.’s common shares, with Horizon surviving the merger. The shareholders of Vidara will retain approximately 26 percent of Horizon Pharma plc and receive $200 million in cash, subject to certain adjustments.

Strategic and financial benefits of the transaction:

—	Accelerated transformation of Horizon to a profitable specialty pharma company;

—	Expected pro forma combined, full year 2014 revenues of $250 to $265 million and EBITDA(1) of $65 to $75 million;

—	Expanded revenue base to include Horizon Pharma’s DUEXIS®, VIMOVO® and RAYOS® marketed in the U.S., Vidara’s ACTIMMUNE marketed in the U.S. and Horizon’s LODOTRA® marketed outside the U.S.;

—	Tax efficient corporate structure enhanced to support Horizon’s organic growth and acquisition strategy.

“The addition of ACTIMMUNE complements our commercial business model focused on targeted promotion to primary care physicians and specialists,” said Timothy P. Walbert, chairman, president and chief executive officer, Horizon Pharma. “The combined company would have a portfolio of four proprietary products and an international platform that builds on our strategy of organic growth and acquisitions. We look forward to working with the Vidara team to bring our companies together to accelerate the creation of shareholder value.”

520 Lake Cook Road, Suite 520 Deerfield, IL 60015

Vidara is a privately-held, profitable specialty pharmaceutical company with operations in Dublin, Ireland and the U.S. The company markets ACTIMMUNE, a bioengineered form of interferon gamma-1b, a protein that acts as a biologic response modifier, in the U.S. ACTIMMUNE is approved by the U.S. Food and Drug Administration (FDA) for use in children and adults with chronic granulomatous disease (CGD) and severe, malignant osteopetrosis (SMO). ACTIMMUNE is indicated for reducing the frequency and severity of serious infections associated with CGD and for delaying time to disease progression in patients with SMO. Vidara recorded net sales of ACTIMMUNE of $58.9 million in 2013.

Transaction Terms

In the proposed transaction, stockholders of Horizon Pharma, Inc. would own approximately 74 percent of Horizon Pharma plc and Vidara shareholders would own approximately 26 percent. Stockholders of Horizon Pharma, Inc. would receive one ordinary share of Horizon Pharma plc in exchange for each share of Horizon Pharma, Inc. common stock they own at closing. The combined company is expected to have a capitalization of approximately 100 million basic and 122 million fully diluted shares. Horizon Pharma plc would be a U.S. Securities and Exchange Commission reporting company, and its ordinary shares would trade on NASDAQ. The transaction will be taxable to the Horizon Pharma, Inc. U.S. stockholders.

Horizon Pharma has secured a $250 million bridge loan commitment from Deerfield Management Company, L.P., pending execution of its final financing plans.

(1)	EBITDA excludes certain one-time transaction expenses.

Leadership

Timothy P. Walbert, chairman, president and chief executive officer of Horizon Pharma, Inc. would be chairman, president and chief executive officer of Horizon Pharma plc and current officers of Horizon Pharma, Inc. would be officers of Horizon Pharma plc. Vidara executives would join Horizon Pharma plc in important leadership and management roles within the combined company.

Approvals

The transaction, which has been approved by the boards of directors of both companies, is subject to approval by the stockholders of Horizon Pharma, Inc. and the satisfaction of customary closing conditions and regulatory approvals, including antitrust approval in the U.S. The transaction is expected to close mid-year 2014.

Certain affiliates of Horizon Pharma, Inc., who hold approximately 20 percent of the outstanding shares of common stock of Horizon Pharma, Inc., have agreed to vote in favor of and take necessary actions on matters related to the transaction described in this press release. Shareholders who hold >95% of the shares of Vidara have agreed to vote in favor of and take necessary actions to approve the transaction.

520 Lake Cook Road, Suite 520 Deerfield, IL 60015

Advisors

Citigroup Global Markets Inc. is acting as lead financial advisor to Horizon Pharma and JMP Securities LLC is acting as co-financial advisor for the transaction. The Company’s legal advisors are Cooley LLP and McCann FitzGerald (Dublin) and its tax advisors are KPMG LLP. Horizon Pharma’s advisors for the related financing transaction are Citigroup Global Markets Inc. and Cowen and Company.

Vidara’s financial advisor for the transaction is Lazard Middle Market and its legal advisors are Mayer Brown LLP, Burke Warren McKay and Serritella PC and A&L Goodbody (Dublin).

Note Regarding Use of Non-GAAP Financial Measures

Horizon provides non-GAAP net income (loss) and net income (loss) per share financial measures that include adjustments to GAAP figures. These adjustments to GAAP exclude non-cash items such as stock compensation and depreciation and amortization, non-cash interest expense, and other non-cash charges. Certain one-time or substantive events may also be included in the non-GAAP adjustments periodically when their magnitude is significant within the periods incurred. EBITDA, or earnings before interest, taxes, depreciation and amortization, is also used and provided by Horizon as a non-GAAP financial measure. Horizon believes that these non-GAAP financial measures, when considered together with the GAAP figures, can enhance an overall understanding of Horizon’s financial performance. The non-GAAP financial measures are included with the intent of providing investors with a more complete understanding of operational results and trends. In addition, these non-GAAP financial measures are among the indicators Horizon’s management uses for planning and forecasting purposes and measuring the Company’s performance. These non-GAAP financial measures should be considered in addition to, and not as a substitute for, or superior to, financial measures calculated in accordance with GAAP. The non-GAAP financial measures used by the Company may be calculated differently from, and therefore may not be comparable to, non-GAAP financial measures used by other companies.

Conference Call Today at 8:00 AM ET

At 8:00 a.m. Eastern Time today, Horizon’s management will host a conference call and live audio webcast to review the transaction and related matters. The live webcast and a replay may be accessed by visiting Horizon’s website at http://ir.horizon-pharma.com. Please connect to the Company’s website at least 15 minutes prior to the live webcast to ensure adequate time for any software download that may be needed to access the webcast. Alternatively, please call 1-888-338-8373 (U.S.) or 973-872-3000 (international) to listen to the conference call. The conference ID number for the live call is 16063209. Telephone replay will be available approximately two hours after the call. To access the replay, please call 1-855-859-2056 (U.S.) or 404-537-3406 (international). The conference ID number for the replay is 16063209. An archived version of the webcast will be available for at least one week on the investors section of the Horizon Pharma’s website at www.horizonpharma.com.

520 Lake Cook Road, Suite 520 Deerfield, IL 60015

About Horizon Pharma

Horizon Pharma, Inc. is a commercial stage, specialty pharmaceutical company that markets DUEXIS®, VIMOVO® and RAYOS®/LODOTRA®, which target unmet therapeutic needs in arthritis, pain and inflammatory diseases. The Company’s strategy is to develop, acquire or in-license additional innovative medicines where it can execute a targeted commercial approach among specific target physicians such as primary care physicians, orthopedic surgeons and rheumatologists, while taking advantage of its commercial strengths and the infrastructure the Company has put in place. For more information, please visit www.horizonpharma.com.

About Vidara Therapeutics Ltd.

Vidara Therapeutics Ltd. is a specialty pharmaceutical company intent on utilizing its proven business model of creating value through accretive product acquisitions or license agreements, sound marketing and distribution, and life cycle management. Vidara’s mission is to make a difference in the lives of the patients it serves, the people it employs, and the shareholders and business partners upon whom it depends. Through its collaboration with healthcare professionals, professional societies, distribution networks and patient assistant organizations, the Company will impact the quality of care in the disease states it targets. Additional information is available at the Company’s website at www.vidararx.com.

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995

This presentation contains forward-looking statements, including, but not limited to, statements related to the anticipated consummation of the business combination transaction between Horizon Pharma and Vidara Therapeutics and the timing and benefits thereof, the combined company’s strategy, plans, objectives, expectations (financial or otherwise) and intentions, future financial results and growth potential, anticipated product portfolio, development programs and management structure, and other statements that are not historical facts. These forward-looking statements are based on Horizon Pharma’s current expectations and inherently involve significant risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward looking statements as a result of these risks and uncertainties, which include, without limitation, risks related to Horizon Pharma’s ability to complete the transaction on the proposed terms and schedule; risks associated with business combination transactions, such as the risk that the businesses will not be integrated successfully, that such integration may be more difficult, time-consuming or costly than expected or that the expected benefits of the transaction will not occur; risks related to future opportunities and plans for the combined company, including uncertainty of the expected financial performance and results of the combined company following completion of the proposed transaction; disruption from the proposed transaction, making it more difficult to conduct business as usual or maintain relationships with customers, employees or suppliers; the calculations of, and factors that may impact the calculations of, the acquisition price in connection with the proposed merger and the allocation of such acquisition price to the net assets acquired in accordance with applicable accounting rules and methodologies; and the possibility that if the combined company does not achieve the perceived benefits of the proposed transaction as rapidly or to the extent anticipated by financial analysts or investors, the market price of the combined company’s shares could decline, as well as other risks related to Horizon Pharma’s business, including Horizon Pharma’s dependence on sales of DUEXIS and VIMOVO and its ability to increase sales of its DUEXIS, VIMOVO and

520 Lake Cook Road, Suite 520 Deerfield, IL 60015

RAYOS/LODOTRA products; competition, including potential generic competition; the ability of Horizon Pharma to protect its intellectual property and defend its patents; regulatory obligations and oversight; and those risks detailed from time-to-time under the caption “Risk Factors” and elsewhere in Horizon Pharma’s SEC filings and reports, including in its Annual Report on Form 10-K for the year ended December 31, 2013. Horizon Pharma undertakes no duty or obligation to update any forward-looking statements contained in this presentation as a result of new information, future events or changes in its expectations.

Additional Information and Where to Find It

In connection with the proposed transaction, Horizon Pharma and Vidara Therapeutics will be filing documents with the SEC, including the filing by Horizon Pharma of a preliminary and definitive proxy statement/prospectus relating to the proposed transaction and the filing by Vidara Therapeutics of a registration statement on Form S-4 that will include the proxy statement/prospectus relating to the proposed transaction. After the registration statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to Horizon Pharma stockholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED PRELIMINARY AND DEFINITIVE PROXY/PROSPECTUS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT HORIZON PHARMA, VIDARA THERAPEUTICS AND THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of these documents (when they are available) and other related documents filed with the SEC at the SEC’s web site at www.sec.gov by directing a request to Horizon Pharma’s Investor Relations department at Horizon Pharma, Inc., Attention: Investor Relations, 520 Lake Cook Road, Suite 520, Deerfield, IL 60015 or to Horizon Pharma’s Investor Relations department at 224-383-3000 or by email to investor-relations@horizonpharma.com. Investors and security holders may obtain free copies of the documents filed with the SEC on Horizon Pharma’s website at www.horizonpharma.com under the heading “Investors” and then under the heading “SEC Filings.”

Horizon Pharma and its directors and executive officers and Vidara Therapeutics and its directors and executive officers may be deemed participants in the solicitation of proxies from the stockholders of Horizon Pharma in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the proposed transaction will be included in the proxy statement/prospectus described above. Additional information regarding the directors and executive officers of Horizon Pharma is also included in Horizon Pharma’s Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on March 13, 2014. These documents are available free of charge at the SEC’s web site at www.sec.gov and from Investor Relations at Horizon Pharma as described above.

This communication does not constitute an offer to sell, or the solicitation of an offer to sell, or the solicitation of an offer to subscribe for or buy, any securities nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

For full prescribing information refer to the individual product websites.

520 Lake Cook Road, Suite 520 Deerfield, IL 60015

Contacts:

Company:

Robert J. De Vaere

Executive Vice President and Chief Financial Officer

investor-relations@horizonpharma.com

Investors:

Ami Bavishi

abavishi@burnsmc.com

212-213-0006 ext. 344

Media:

E. Blair Clark-Schoeb

blair@biotechcomm.com

917-432-9275

SOURCE: Horizon Pharma, Inc.

520 Lake Cook Road, Suite 520 Deerfield, IL 60015